Exhibit 99.1

ZK International Group Co., Ltd. Announces $3 Million Agreement with Shenzhen Water Group Co., Ltd. to Replace Aging Water Infrastructure

WENZHOU, China, January 24, 2018 /PRNewswire/ -- ZK International Group Co., Ltd. (Nasdaq: ZKIN) (“ZKIN”, “ZK International” or the “Company”), today announced an agreement with Shenzhen Water Group Co., Ltd. (“Shenzhen Water Group”) in the amount of $3 million.

ZK International will work closely with the Shenzhen Water Group to replace the aging water supply infrastructure within Shenzhen, which is among the most water-scarce, but fastest growing cities in China, with per capita water resources a fraction of the national average. ZK International will deploy its proprietary stainless steel pipes and fittings, delivering clean drinking water to millions of residents through the city’s Community Pipeline Network Upgrade Program (CPNUP), a local government water initiative, which the Company is an advisor to.

As disclosed in a press release in October of 2017, ZK International contributed to the Pipeline Construction Manual, which standardized product procurement, installation, project review and acceptance of Shenzhen Water Group. ZK International supplied over 40% of all stainless steel piping for Phase I of the project and now as of the fourth quarter of 2017, can continue its expansion into Phase II. Due to its advantages over PVC and copper, stainless steel piping was chosen for Phase II of the project. Phase II is estimated to cost $1.22 Billion USD with the goal being to upgrade the pipeline infrastructure for over 800,000 households in Shenzhen over the next 5 years.

Because of its leadership and innovation in stainless steel piping infrastructure, ZK International was first selected to advise on the city’s clean water initiative and now, per this initial agreement, deploy its proprietary steel products to replace the existing water supply network.

“Demand exceeds the supply of clean water in Shenzhen as it is a city with limited source of fresh water and aging water piping infrastructure,” commented Jiancong Huang, the Chairman and CEO of ZK International. “We are very pleased to be part of the Shenzhen Water Group’s commitment to deliver clean water to the residents in Shenzhen.”

About ZK International Group Co., Ltd.

ZK International Group Co., Ltd. is a China-based designer, engineer, manufacturer and supplier of patented high-performance stainless steel and carbon steel pipe products that require sophisticated water or gas pipeline systems. The Company owns 28 patents, 21 trademarks, 2 Technical Achievement Awards, and 10 National and Industry Standard Awards.  ZK International is preparing to capitalize on the $850 Billion commitment made by the Chinese Government to improve the quality of water, which in its current supply state is 70% unfit for human contact.  ZK International is Quality Management System Certified (ISO9001), Environmental Management System Certified (ISO1401), and a National Industrial Stainless Steel Production Licensee that is focused on supplying steel piping for the multi-billion dollar industries of Gas and Water sectors.  ZK has supplied stainless steel pipelines for over 2,000 projects, which include the Beijing National Airport, the "Water Cube" and "Bird's Nest", which were venues for the 2008 Beijing Olympics.  Emphasizing superior properties and durability of its steel piping, ZK International is providing a solution for the delivery of high quality, highly sustainable, environmentally sound drinkable water to not only to the China market but to international markets such as Europe, East Asia and Southeast Asia.

For more information please visit www.ZKInternationalGroup.com. Additionally, please follow the Company on Twitter, Facebook, YouTube, and Weibo. For further information on the Company's SEC filings please visit www.sec.gov.

About Shenzhen Water Group Co., Ltd.

Shenzhen Water Group Co., Ltd. provides municipal water systems in Shenzhen for residential, commercial, and industrial consumers. The Company produces, transmits, and distributes city water, as well as retrieves and processes polluted water. Additionally, Shenzhen Water Group operates, designs and constructs waterworks.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate" or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict and many of which are beyond the control of ZK International.  Actual results may differ from those projected in the forward-looking statements due to risks and uncertainties, as well as other risk factors that are included in the Company’s filings with the U.S. Securities and Exchange Commission. Although ZK International believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized.  In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by ZK International or any other person that their objectives or plans will be achieved. ZK International does not undertake any obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Investor Contact:

KCSA Strategic Communications
Valter Pinto, Managing Director
PH: +1 (212) 896-1242
ZKInternational@KCSA.com